N-SAR Item 77.I. Terms of New or Amended Securities

     At a meeting held on October 16, 2008, the Board of Trustees of Dreyfus Premier Short-Intermediate Municipal Bond Fund (the “Trust”) approved a proposal to authorize the eligibility requirements of Dreyfus Short-Intermediate Municipal Bond Fund’s (the “Fund”), a series of the Trust, to offer Class I shares. Class I shares are not subject to any front-end load or contingent deferred sales charge, or to any Rule 12b-1 distribution fees or shareholder services fees, and are the Class of fund shares with the lowest total expense ratio. These changes, with respect to the Fund, were reflected in a Post Effective Amendment to the Trust’s Registration Statement on Form N-1A, filed with the Securities and Exchange Commission on December 12, 2008.